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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number: 001-08895

                                   AT&T Corp.
________________________________________________________________________________
             (Exact name of registrant as specified in its charter)


                       One AT&T Way, Bedminster, NJ 07921
________________________________________________________________________________
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Thirty Year 8-1/8% Debentures, due January 15, 2022
Thirty-Two Year 8-1/8% Debentures, due July 15, 2024
Five Year 5-5/8% Notes due March 15, 2004
Five Year 6-3/8% Notes due March 15, 2004
Forty Year 8-5/8% Debentures, due December 1, 2031
________________________________________________________________________________
           (Title of each class of securities covered by this Form)


Common Stock, par value $1.00 per share
Ten Year 6-3/4% Notes, due April 1, 2004
Ten Year 7-1/2% Notes, due April 1, 2004
Ten Year 7% Notes, due May 15, 2005
Twelve Year 7-1/2% Notes, due June 1, 2006
Twelve Year 7-3/4% Notes, due March 1, 2007
Ten Year 6% Notes due March 15, 2009
6-1/2% Notes due March 15, 2013
Thirty Year 8.35% Debentures, due January 15, 2025
Thirty Year 6-1/2% Notes due March 15, 2029
________________________________________________________________________________
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains).


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      X              Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(1)(ii)                    Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i)                     Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii)                    Rule 12h-3(b)(2)(ii)

                                        Rule 15d-6

Approximate number of holders of record as of the certification or notice date:
None

Pursuant to the requirements of the Securities Exchange Act of 1934 AT&T Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  October 28, 2003                By:  /s/ John W. Thomson
                                       -----------------------------
                                                John W. Thomson
                                                Assistant Secretary


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.